THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

September 28, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Post-Effective Amendment No. 135 to the Registration Statement on Form N-1A (1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

Attached is a memorandum responding to the staff’s comments on Post-Effective Amendment No. 135 to the Company’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By /s/ Joel L. Weiss

Joel L. Weiss

Treasurer

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 28, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) – Response to Examiner Comments on Post-Effective Amendment No. 135

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 135 (“PEA No. 135”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”). PEA No. 135 seeks to register an unlimited number of shares in a new series of Registrant to be known as the S1 Fund (the “Fund”).

A. Prospectus (applicable to each Prospectus)

1.	Comment: Please explain the name “S1.”

Response: The “S” is short for “Simple” and “1” signifies that this is Simple Alternative’s first fund.

2.	Comment: Please add risk disclosure on the cover of the Prospectus reflecting the Fund’s use of hedge fund strategies.

Response: Registrant respectfully declines this comment. The Fund’s investment strategies are similar to other mutual funds, and other registrants with a similar structure and with similar investment strategies to the Fund do not contain such risk disclosure on the cover of their prospectuses. As noted in response to Prospectus Comment #12, Registrant will state in the summary section that the Fund is only a suitable investment for investors who can bear leverage and derivative securities risk.

Securities and Exchange Commission

September 28, 2010

3.	Comment: Please conform the language of the introduction to the expenses and fee table and of the table to Form N-1A.

Response: Registrant will revise the Prospectus as requested.

4.	Comment: Consider adding a footnote explaining acquired fund fees and expenses.

Response: Registrant will revise the Prospectus as requested.

5.	Comment: Please conform the language of the introduction to the expense example to Form N-1A.

Response: Registrant will revise the Prospectus as requested.

6.	Comment: Please add disclosure in the principal strategies section regarding the Fund’s use of leverage.

Response: Registrant will revise the Prospectus as requested.

7.	Comment: Please identify in the Prospectus the type of assets which back the asset-backed securities in which the Fund invests and add related risk disclosure.

Response: Registrant will revise the Prospectus as requested.

8.	Comment: Please state in the Prospectus the principal reset or interest terms of the Fund’s debt investments.

Response: Registrant will revise the Prospectus as requested.

9.	Comment: Please note that the Fund may invest in derivatives for speculative purposes.

Response: The Prospectus currently states that the Fund may invest in derivatives to enhance the Fund’s return in non-hedging situations. Registrant will note that this is considered speculative activity.

10.	Comment: Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

Securities and Exchange Commission

September 28, 2010

Response: Registrant will remove “IPOs” from the Summary of Principal Risks and add “Asset-Backed Securities,” “Mortgage-Backed Securities,” “Valuation” and “Redemptions.” With these changes, Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

11.	Comment: Please add equity securities risk disclosure to the summary section.

Response: Registrant will revise the Prospectus as requested.

12.	Comment: Please state in the summary section that the Fund is only a suitable investment for investors who can bear leverage and derivative securities risk.

Response: Registrant will revise the Prospectus as requested.

13.	Comment: Please add short sales and IPOs to the Summary of Principal Investment Strategies.

Response: Registrant will add short sales to the Summary of Principal Investment Strategies. Investing in IPOs is not a principal investment strategy of the Fund, and IPOs will be removed from the Summary of Principal Risks.

14.	Comment: Please add Asset-Backed and Mortgage-Backed Securities Risk disclosure to the Summary of Principal Risks.

Response: As noted in response to Prospectus Comment #10, Registrant will revise the Prospectus as requested.

15.	Comment: In the summary section, please remove the footnotes under “Minimum Initial Investment” and “Redemption by Telephone” and all information on involuntary redemptions.

Response: Registrant will revise the Prospectus as requested.

16.	Comment: Please remove the cross-reference to the statement of additional information included under “Taxes” in the summary section.

Response: Registrant will revise the Prospectus as requested.

Securities and Exchange Commission

September 28, 2010

17.	Comment: Please revise heading of “Potential Conflicts of Interests” to Form N-1A.

Response: Registrant will revise the Prospectus as requested.

18.	Comment: Under “Additional Information About the Fund’s Principal Investments and Risks – Sub-Adviser Investment Strategies – Event Driven,” please remove the clause “but not limited to.”

Response: Registrant will revise the Prospectus as requested.

19.	Comment: Under “Additional Information About the Fund’s Principal Investments and Risks – Mortgage-Backed Securities,” please add disclosure to the effect that dollar rolls are a form of leverage.

Response: Registrant will revise the Prospectus as requested.

20.	Comment: Under “Management of the Fund – Sub-Advisers,” please state that the Adviser pays each Sub-Adviser at a rate negotiated by the Adviser and Sub-Adviser.

Response: Registrant will revise the Prospectus as requested.

21.	Comment: Under “Shareholder Information – Pricing of Fund Shares,” the Prospectus states: “The Fund will effect purchases of Fund shares at the NAV next determined after receipt of your order….” Please state that it is the Transfer Agent who must receive your order.

Response: Registrant will revise the Prospectus as requested.

22.	Comment: Under “Shareholder Information – Pricing of Fund Shares,” the Prospectus states that securities will be fair valued if “market quotations are unavailable or deemed unreliable.” Please add information regarding who determines whether a market quotation is unreliable.

Response: Registrant will revise the Prospectus to state that Registrant’s administrator, in conjunction with the Fund’s adviser and sub-adviser, determines whether a market quotation is unreliable.

Securities and Exchange Commission

September 28, 2010

23.	Comment: Under “Shareholder Information – Market Timing,” please state whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders.

Response: Registrant will revise the Prospectus to state that the Fund does not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders.

24.	Comment: Under “Shareholder Information – Market Timing,” it states that, if excessive short-term trading is detected, the Fund “may reject or restrict a purchase request.” Please define “restrict” and add additional information regarding when a shareholder would receive notice of such a rejection or restriction of its purchase request.

Response: Registrant will revise the Prospectus to state that the Fund may:

•	Reject a purchase or exchange order
•	Delay payment of immediate cash redemption proceeds for up to seven calendar days
•	Revoke a shareholder’s privilege to purchase Fund shares (including exchanges)
•	Limit the amount of any exchange.

In addition, the Prospectus will be revised to state that a shareholder may receive notice that its purchase order or exchange has been rejected after the day the order is placed or after acceptance by a financial intermediary.

25.	Comment: Under “Shareholder Information – Purchase of Fund Shares” and “Shareholder Information – Redemption of Fund Shares,” please clarify the time that the NAV will next be calculated.

Response: The Prospectus states under “Shareholder Information – Pricing of Fund Shares” that the Fund’s NAV is calculated once daily at the close of regular trading hours on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time) on each day the NYSE is open. This information will be added under “Shareholder Information – Purchase of Fund Shares” and “Shareholder Information – Redemption of Fund Shares” as requested.

B. Statement of Additional Information (“SAI”)

Securities and Exchange Commission

September 28, 2010

1.	Comment: Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response: With the changes noted in the response to Prospectus Comment #10, Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.	Comment: Please clarify the disclosure to distinguish between principal and non-principal strategies and risks.

Response: Registrant will revise the SAI as requested.

3.

Comment: Under “Investment Objective and Policies – Reverse Repurchase Agreements,” please state that reverse repurchase agreements are considered to be borrowings under the Investment Company Act of 1940, as amended and will be limited, together with other borrowings, to 33 1/3% of the Fund’s total assets (including the amount borrowed) less all liabilities other than borrowings.

Response: Registrant will revise the SAI as requested.

4.	Comment: Under “Investment Objective and Policies – Securities Lending,” please describe voting rights for securities on loan.

Response: Registrant will add the following disclosure to the referenced section of the SAI: “The Fund does not have the right to vote loaned securities. The Fund will attempt to call all loaned securities back to permit the exercise of voting rights, if time and jurisdictional restrictions permit. There is no guarantee that all loans can be recalled.”

5.	Comment: For Investment Limitation #1, please explain why short sales are carved out of the limitation.

Response: In order to clarify the Fund’s investment limitations, Registrant will provide separate fundamental limitations on borrowing and senior securities, and a separate non-fundamental limitation on mortgaging, pledging, and hypothecating assets. These limitations will read as follows:

•

Borrow money except that (a) the Fund may borrow from banks or through reverse repurchase agreements in amounts up to 33 1/3% of the value of its total assets (including the amount borrowed); and (b) the Fund may engage in

Securities and Exchange Commission

September 28, 2010

transactions in mortgage dollar rolls which are accounted for as financings. For purposes of this limitation, investment strategies which either obligate the Fund to purchase securities or require the Fund to segregate assets are not considered to be borrowings. Asset coverage of at least 300% is required for all borrowings, except where the Fund has borrowed money for temporary purposes in amounts not exceeding 5% of its total assets.

•	Issue senior securities as defined in the 1940 Act, except as permitted by rule, regulation or order of the SEC.

•	Pledge, mortgage or hypothecate assets, except as permitted by the 1940 Act.

6.	Comment: For Investment Limitation #7, consider also excluding other investment companies from the limitation.

Response: Registrant respectfully declines this comment. Under “Investment Limitations,” the Fund currently discloses that the Fund may invest in securities issued by other investment companies within the limits prescribed by the 1940 Act.

7.	Comment: Under “Investment Objective and Policies – Illiquid Securities,” please note that the Fund constantly monitors the 15% limitation.

Response: Registrant respectfully declines this comment. The Fund currently discloses that it will not hold more than 15% of its net assets in illiquid securities.

8.	Comment: Please add the information required for Item 17 of Form N-1A regarding the leadership structure of the Board of Directors.

Response: Registrant will add the information requested.

9.	Comment: Under “The Portfolio Managers – SA – Conflicts of Interests,” it states that the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated. Please add additional information regarding how they are allocated, eg. pro rata.

Response: Registrant will add the information requested

*  *  *  *  *  *

Securities and Exchange Commission

September 28, 2010

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann

Jillian L. Bosmann

cc:	Mary Jo Reilly, Esq.

Gilbert H. Davis, Esq.

Cynthia D. Baughman, Esq.

James K. Dilworth

Bruce S. MacDonald